UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           MOTORSPORTS EMPORIUM, INC.
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   62010T 20 3
                                 (CUSIP Number)


                           Nicholas Clark Babyak, Jr.
                                 P.O. Box 26496
                            Scottsdale, Arizona 85255
                                 (520) 396-8740
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 14, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 62010T 20 3                                          Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nicholas Clark Babyak, Jr.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,011,487 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,011,487 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,011,487 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.15% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 62010T 20 3                                          Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value, of Motorsports Emporium, Inc., a Nevada corporation ("Motorsports" or the "Issuer"). The address of Motorsports' principal office is 7525 E. Williams Drive, Suite B, Scottsdale, Arizona 85255.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Nicholas C. Babyak, Jr.

     (b)  Business Address

          P.O. Box 26496 Scottsdale, Arizona 85255

     (c)  Present Principal Occupation

          Mr. Babyak is the Global Controller of a company in the business of providing hydrocyclone separation solutions for the recovery and classification of solids, removal of oil from water and severe-duty slurry pumping.

     (d)  During the last five years,  Mr.  Babyak has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Babyak has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Babyak used his personal funds to acquire the 1,011,487 shares of Motorsports common stock.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 62010T 20 3                                          Page 4 of 6 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Babyak acquired all of the 1,011,487 shares for investment purposes. Mr. Babyak currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Motorsports or the disposition of securities of Motorsports;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Motorsports or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Motorsports or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Motorsports, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Motorsports;

     (f) Any other material change in Motorsports' business or corporate structure;

     (g) Changes in Motorsports' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Motorsports by any person;

     (h) Causing a class of securities of Motorsports to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Motorsports becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 62010T 20 3                                          Page 5 of 6 Pages
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 4,368,718 shares of Motorsports common stock outstanding. Mr. Babyak beneficially owns 1,011,487 shares of Motorsports common stock or approximately 23.15 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Babyak has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 1,011,487 shares of the Motorsports common stock owned directly by him.

     (c)  Transactions within the Past 60 Days

          Mr. Babyak has not engaged in any transactions in Common Stock of Motorsports during the past sixty days other than the transactions described below:

          February 9, 2007--purchased 35,000 shares in the open market for $.03 per share. March 2, 2007--purchased 10,000 shares in the open market for $.10 per share. March 14, 2007--received 384,615 shares in a private transaction with Motorsports based on a subscription paid to Motorsports on January 17, 2007 at a price of $.026 per share (restricted). March 14, 2007--received 403,225 shares in a private transaction with Motorsports based on a subscription paid to Motorsports on January 30, 2007 at a price of $.0248 per share.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 62010T 20 3                                          Page 6 of 6 Pages
---------------------                                          -----------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 April 4, 2007
                                 -------------
                                    (Date)


                                 /s/ Nicholas C. Babyak, Jr.
                                 --------------------------------------------
                                 Signature


                                 Nicholas C. Babyak, Jr.
                                 --------------------------------------------
                                 Name